Exhibit 15.1

Independent Accountants’ Acknowledgment Letter

The Stockholders and Board of Directors
State Street Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-3 No. 333-98267) of State Street Corporation for the registration of up to $1,500,000,000 of its debt securities, preferred stock, depository shares, common stock, warrants, stock purchase contracts, stock purchase units and guarantees and the registration of capital securities by affiliated Delaware business trusts, of our reports dated April 16, 2002, July 16, 2002 and October 15, 2002 (except for Note O, as to which the date is November 5, 2002) relating to the unaudited consolidated interim financial statements of State Street Corporation that are included in its Forms 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

/s/ Ernst & Young LLP
Ernst & Young LLP

Boston, Massachusetts
November 20, 2002